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                                    ANNEX C

                       [HAMBRECHT & QUIST LLC LETTERHEAD]

July 27, 1997

CONFIDENTIAL

The Board of Directors
Chips and Technologies, Inc.
2950 Zanker Road
San Jose, CA 95134

Gentlemen:

     You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Chips and Technologies, Inc. ("Chips" or the "Company") of the consideration to be received by such holders in connection with a proposed transaction as set forth below.

     We understand that Chips, Intel Corporation ("Intel") and Intel Enterprise Corporation (the "Purchaser") propose to enter into an Agreement and Plan of Merger (the "Agreement") dated as of July 27, 1997. The terms of the Agreement provide, among other things, that (i) the Purchaser will promptly commence a tender offer (the "Offer") to purchase for cash all of the outstanding shares of Common Stock at a purchase price of $17.50 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Agreement and certain ancillary documents to be filed with the Securities and Exchange Commission; and (ii) the Purchaser will subsequently be merged (the "Merger") with and into the Company in a transaction which will provide all remaining holders of shares of Common Stock (other than Chips, Intel, the Purchaser or their respective subsidiaries, and holders who have perfected their appraisal rights, if any, under Delaware law) with $17.50 per share in cash. The Offer and the Merger constitute the "Proposed Transaction."

     Hambrecht & Quist LLC ("Hambrecht & Quist"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as a financial advisor to the board of Directors of Chips in connection with the Proposed Transaction, and we will receive a fee for our services, which include the rendering of this opinion.

     In the past, we have provided investment banking and other financial advisory services to Chips and have received fees for rendering these services. In particular, Hambrecht & Quist acted as financial advisor in the Company's private placement of convertible promissory notes in 1992. In the ordinary course of business, Hambrecht & Quist acts as a market maker and broker in the publicly traded securities of Chips and receives customary compensation in connection therewith, and also provides research coverage for the Company. In the ordinary course of business, Hambrecht & Quist actively trades in the equity and derivative securities of Chips for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

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The Board of Directors
Chips and Technologies, Inc.
Page 2

     In connection with our review of the Proposed Transaction, and in arriving at our opinion, we have, among other things:

       (i) reviewed the publicly available consolidated financial statements of Intel for recent years and interim periods to date and certain other relevant financial and operating data of Intel made available to us from published sources;

      (ii) reviewed the publicly available consolidated financial statements of Chips for recent years and interim periods to date and certain other relevant financial and operating data of Chips made available to us from published sources and from the internal records of Chips;

      (iii) reviewed certain internal financial and operating information relating to Chips, including certain financial projections, prepared by the management of Chips;

      (iv) discussed the business, financial condition and prospects of Chips with certain of its officers;

       (v) reviewed the recent reported prices and trading activity for the common stock of Chips and compared such information and certain financial information for Chips with similar information for certain other companies engaged in businesses we consider comparable;

      (vi) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

      (vii) reviewed the Agreement; and

     (viii) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as we deemed relevant.

     In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all of the information concerning Chips or Intel considered in connection with our review of the Proposed Transaction, and we have not assumed any responsibility for independent verification of such information. We have not undertaken any independent valuation or appraisal of any of the assets or liabilities of Chips or Intel; nor have we conducted a physical inspection of the properties and facilities of either company. With respect to the financial forecasts and projections used in our analysis, we have assumed that they reflect the best currently available estimates and judgments of the expected future financial performance of Chips. For purposes of this Opinion, we have assumed that neither Intel or Chips is a party to any pending transactions, including external financings, recapitalizations or material merger discussions, other than the Proposed Transaction and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter and any change in such conditions would require a reevaluation of this opinion.

     It is understood that this letter is addressed to and for the information of the Board of Directors in connection with their evaluation of the Proposed Transaction and may not be used for any other purpose without our prior written consent; provided, however, that this letter may be reproduced in full in any filing with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. This letter does not constitute a recommendation to any Chips stockholder as to whether such stockholder should accept the Offer.

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The Board of Directors
Chips and Technologies, Inc.
Page 3

     Based upon and subject to the foregoing and after considering such matters as we deem relevant, we are of the opinion that as of the date hereof the consideration to be received by the holders of Chips Common Stock in the Proposed Transaction is fair to such holders from a financial point of view. We express no opinion, however, as to the adequacy or financial fairness of any consideration received in the Proposed Transaction by Intel or any of its affiliates.

                                          Very truly yours,

                                          HAMBRECHT & QUIST LLC

                                          By:     /s/ JAMES A. DAVIDSON
                                            ------------------------------------
                                                     James A. Davidson
                                                     Managing Director

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